SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

EveryWare Global, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

300439106
(CUSIP Number)

Joel Rubinstein
McDermott Will & Emery LLP
340 Madison Ave.
New York, New York 10173-1922
(212) 547-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300439106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%(1)
14	TYPE OF REPORTING PERSON CO; IA

(1) See Item 5(b).

CUSIP No. 300439106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0
14	TYPE OF REPORTING PERSON CO

(1) See item 5(b).

CUSIP No. 300439106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Clinton Spotlight Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	♦
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

(1) See Item 5(b).

CUSIP No. 300439106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%)
TYPE OF REPORTING PERSON IN

(1) see Item 5(b)

This Amendment No. 4 to Schedule 13D (this “Amendment No. 3”) amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by certain of the Reporting Persons with the Securities and Exchange Commission on January 17, 2013, as amended on May 23, 2013, August 1, 2014 and June 2, 2015. Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D, as amended to date.

This Amendment No.4 is being made to provide the final number of shares of new common stock received.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on June 2, 2015, the Reporting Persons no longer owned any registered equity securities of the Issuer.

(c) Pursuant to the Issuer’s Prepackaged Chapter 11 Plan, as supplemented, which was confirmed by the United States Bankruptcy Court for the District of Delaware on May 22, 2015, each share of the Issuer’s preferred stock and common stock and each warrant to purchase common stock outstanding prior to the Issuer’s emergence from bankruptcy was canceled on June 2, 2015, the Effective Date of the Plan. On the Effective Date, 282,255 shares of unvested earnout Founder Shares of Common Stock held by CMAG were forfeited for no consideration and the Sponsor Warrants to purchase 2,211,925 shares of Common Stock held by CMAG were cancelled for no consideration. It is anticipated that CMAG will receive 12,690 shares of the Issuer’s new common stock for the remaining 2,635,745 shares of Common Stock beneficially owned by CMAG on the Effective Date. On the Effective Date, SPOT forfeited warrants to purchase 150,000 shares of Common Stock. It is anticipated that SPOT will receive 2,889 shares of the Issuer’s new common stock in exchange for 600,000 shares of Common Stock of the Issuer held on the Effective Date. The shares of the Issuer’s new common stock to be issued to the Reporting Persons represent less than 1% of the outstanding shares of new common stock. On May 13, 2015, the Issuer filed a Form 15, as amended on May 14, 2015 to terminate the registration of its securities under Section 13(g) of the Securities Exchange Act of 1934, as amended. The Issuer’s new common stock is not registered under the Securities Exchange Act of 1934.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) The Reporting Persons ceased to beneficially own more than 5% of the Issuer on June 2, 2015.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 9, 2015

CLINTON GROUP, INC.

By: /s/ Francis Ruchalski*
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski*

Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON SPOTLIGHT MASTER FUND, L.P.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski*

Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall*

George E. Hall

* By Joel Rubinstein, Attorney in Fact